12g exemption # 82-3480

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Telephone: (604) 688-8042 Fax: (604) 689-8032

TSX VENTURE: TSA

PRESS RELEASE

NOVEMBER 7, 2006

In 2005, Trans America acquired a 50% interest in a U.S. private uranium explorer, Neutron Energy Inc. ("NEI"). During the last eighteen months, NEI has acquired uranium properties in the U.S.A. and presently holds rights to twelve separate properties in five states for a total of 150,000 acres. The properties range from "grass roots" to having "significant historic uranium resources" [1]. NEI has recently acquired the advanced Juan Tafoya project located in the prolific Grants-Gallup uranium belt in New Mexico.

JUAN TAFOYA PROJECT, NEW MEXICO

The Juan Tafoya project contains some of the more important undeveloped uranium resources in the belt and reportedly contains 11.45 million pounds of U_3O_8 [1]. The Marquez Canyon deposit reports 4.78 million tons at a grade of 0.112% (2.24 pounds per ton) of U_3O_8 and the Juan Tafoya deposit 0.42 million tons at a grade of 0.09% (1.80 pounds per ton) of U_3O_8. The mineral estimates were prepared and originally published in 1991 and co-authored by Virginia T. McLemore and William L. Chenoweth. Virginia McLemore, PhD, is a Senior Economic Geologist with the New Mexico Bureau of Geology and Mineral Resources. William Chenoweth was employed by the U. S. Atomic Energy Commission/Department of Energy. These deposits were discovered in the mid 1970's. At the time, the owners were developing these deposits for an underground mine and a shaft was sunk to within 200 feet of one of them when the uranium price collapsed and all work ceased. Data obtained by NEI indicates the potential for further deposits especially in between the two known ones.

GRANTS PROJECT, NEW MEXICO, TRANS AMERICA FARMIN

At the Ambrosia Lake Joint Project where Trans America is earning 50% from NEI further reports have been obtained establishing two prominent east/west mineralization trends.

The northerly trend hosts the project held Cliffside mine, a former producer, and the Frosty-Ox. Considerable drill data is available on and between both areas, however the

only actual calculations of historical resources was made on the Frosty-Ox and gave that deposit an historical resource of 303,685 short tons of mineralization, at a grade of 0.165% (3.30 pounds per ton) of U_3O_8 containing 1,002,160 pounds U_3O_8. The resource estimate was taken from the report: "Summary of Estimated Uranium Resources on the Frosty-Ox Claims, Ambrosia Lake Area, McKinely County, New Mexico. Prepared for Enerdyne Corporation, Albuquerque, New Mexico, November, 10th 1989 (1).

The project has applied for permits to drill this northerly trend along an area of approximately two miles. The drilling will be designed to confirm the existing drilling and incorporate those known results in the possible resource model. As the occurrences are relatively shallow metallurgical work will also be completed to ascertain whether or not the mineralization in amenable to in-situ leaching techniques

On a second *mineralized* trend lying south of the Frosty-Ox an historical resource calculation was made on project held claims in 1989 by Geo-Management Inc., Conoco, and the New Mexico Bureau of Geology and Mineral Resources. The report gave the deposit an historic resource of three million pounds contained in 0.44 million tons at grade of 0.34% (6.80 pounds per ton) of U_3O_8. This deposit has been mapped as part of larger trends that have other significant deposits that are on land not held by Trans America or NEI. However the joint venture does hold further land along this trend and this should be viewed as highly prospective for adding to the resources.

"The addition of the Marquez project adds to the Ambrosia Lake holdings in the Grants-Gallup uranium belt where 40% of all uranium mined in the U. S. originated. Trans America and NEI have now obtained a very significant land position and assembled competent uranium geologists so that the pace of the exploration programs will be stepped up.", said John Campbell, President. An initial program has been developed for the Ambrosia Lake project for $500,000, which will contribute to Trans America's "earn in" for the joint project.

NEI Corporate Re-organization

NEI's corporate strategy is to progress to a U.S. Public Company. NEI has recently raised $6.5 million U.S. in two issues of convertible debentures. It is NEI's corporate intention to convert these debt instruments to equity and become a U.S. public entity. Upon conversion, Trans America's interest will reduce to approximately 32% of the outstanding shares of NEI. Further dilution will occur as NEI issues share capital in its public financing with TSA remaining as the Company's largest shareholder. In addition to Trans America's shareholdings, the Company has a continuing Joint Grants Project with NEI in New Mexico.

Comments on Historic Resources

(1) All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. This historic resource estimate is considered to be relevant, and is

believed to be reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon. The properties will require considerable further evaluation which the Company's management and consultants intend to carry out in due course. This news release has been reviewed by Geoffrey S. Carter, a Qualified Person as defined by National Instrument 43-101.

TRANS AMERICA INDUSTRIES LTD.,
John K. Campbell, President

The TSX Venture Exchange has not reviewed or does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

For further information please refer to web sites for Trans America at: www.Sedar.com and www.trans-america.ca